

September 17, 2009

Ms. Natalie Bannister
Chief Executive Officer
ALTO Group Holdings, Inc.
110 Wall Street, 11th Floor
New York, NY 10005

      Re: **ALTO Group Holdings, Inc.**
              Preliminary Information Statement
              Filed August 21, 2009
              Form 10-K for the Fiscal Year Ended November 30, 2008
              Filed March 2, 2009
              Form 10-Q for the Fiscal Quarter Ended February 28, 2009
              Filed April 13, 2009
              Form 10-Q for the Fiscal Quarter Ended May 31, 2009
              Filed July 9, 2009
              File No. 0-53592

Dear Ms. Bannister:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Information Statement</u>

<u>General</u>

1.   Throughout this document, you make inconsistent references to your company name. For example, on page 1 you address this document, "To the Stockholders

of ALTO Holdings Group, Inc." Also on page 1, however, you state that this is an information statement of "ALTO Group Holdings, Inc. Please revise your document, including the appendices, for consistency or advise.

Form 10-K for the Fiscal Year Ended November 30, 2008

Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

2.   We note that your CEO and CFO concluded that your disclosure controls and procedures were not effective as of the end of you 2008 fiscal year. Please expand your disclosure to include a more detailed discussion of the material weaknesses you identified. In addition, discuss the changes you have made or intend to make to remediate your disclosure controls and procedures.

Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Form 10-Q for the Fiscal Quarter Ended May 31, 2009

Controls and Procedures, page 14

3.   Explain your basis for concluding that your disclosure controls and procedures were effective as of the end of the periods covered by these reports, given that your disclosure controls and procedures were not effective as of November 30, 2008 and you report no subsequent changes in internal control over financial reporting in either of the periods covered by these reports.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director